UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) __July 23, 2003__

AirTran Holdings, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Nevada**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **1-15991**   I.R.S. Employer Identification No: **58-2189551**



AirTran Airways, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Delaware**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **333-37487-09**   I.R.S. Employer Identification No: **65-0440712**

Item 5. Other Events.

On July 23, 2003 AirTran Airways, Inc. issued a press release announcing that it was informed by Association of Flight Attendants, AFL-CIO (AFA), which represents AirTran Airways' work force of approximately 1,100 flight attendants, that the union membership has declined to ratify its tentative agreement.

The press release is attached as Exhibit 99 to this Current Report on Form 8-K and is incorporated herein by this reference.

Item 7. Exhibits.

Press release dated July 23, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

AirTran Holdings, Inc.
(Registrant)

Date: July 24, 2003   /s/ Stanley J. Gadek
Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)

AirTran Airways, Inc.
(Registrant)

Date: July 24, 2003   /s/ Stanley J. Gadek
Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)

3

EXHIBIT 99

FOR IMMEDIATE RELEASE   AirTran Airways: Tad Hutcheson
July 23, 2003   tad.hutcheson@airtran.com
                                                             407.251.5578

AIRTRAN AIRWAYS FLIGHT ATTENDANT CONTRACT NOT RATIFIED

ORLANDO, Fla. (July 23, 2003) – AirTran Airways, a subsidiary of AirTran Holdings, Inc. (NYSE: AAI) announced today that it was informed by Association of Flight Attendants, AFL-CIO (AFA), which represents AirTran Airways' work force of approximately 1,100 flight attendants, that the union membership has declined to ratify its tentative agreement.

According to a statement issued by the AFA today, AFA Master Executive Council president Jon Edenfield stated, "The ultimate decision on whether to accept or reject a tentative agreement lies in the hands of the flight attendants. Our members have expressed their concerns. Now we must sit back down with management to reach an acceptable agreement that better addresses the issues that came to light during this vote."

AirTran Airways is one of America's largest low-fare airlines – employing more than 5,000 professional Crew Members and serving 492 flights a day to 43 destinations. The airline's hub is at Hartsfield Atlanta International Airport, the world's busiest airport (by passenger volume), where it is the second largest carrier operating 189 flights a day. The airline never requires a roundtrip purchase or Saturday night stay, and offers an affordable Business Class, assigned seating, easy online booking and check-in, the A-Plus Rewards frequent flier program, and the A2B corporate travel program. AirTran Airways, a subsidiary of AirTran Holdings, Inc., (NYSE: AAI), is the world's largest operator of the Boeing 717, the most modern, environmentally friendly aircraft in its class. In 2004, the company will begin taking delivery of 100 Boeing 737-700s, one of the most popular and reliable jet aircraft in its class. For more information and reservations, visit airtran.com (America Online Keyword: AirTran), call AirTran Airways at 800-AIRTRAN (800-247-8726) or 770-994-8258 (in Atlanta) or your travel agent.